FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            As of September 20, 2004


                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)

                                  TENARIS, S.A.
                                13, rue Beaumont
                                L-1219 Luxembourg
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                  Form 20-F___[check mark]___ Form 40-F_______

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                          Yes______No___[check mark]__


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

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     The attached material is being furnished to the Securities and Exchange
Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release regarding to its investment on a power plant in Italy.

                                    SIGNATURE




     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: September 20, 2004



                                                             Tenaris, S.A.




By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary


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 Tenaris to Invest in Energy Provision in Italy

    LUXEMBOURG--(BUSINESS WIRE)--Sept. 16, 2004--Tenaris S.A. (NYSE:TS) (Buenos Aires:TS) (BMV:TS) (MTA Italy:TEN) announced today that its board of directors has approved an investment to construct a gas-fired 124 MW combined heat and power plant in Dalmine, Italy with an estimated cost of approximately EUR109 million (US$130 million). Tenaris's seamless pipe operations in Dalmine, Italy are expected to consume around 60% of the power generated at the plant, which is designed to have sufficient capacity to meet the electric power requirements of those same operations at peak load. Excess power will be sold to third party consumers and heat will be sold for district heating.
    The investment will help to improve the competitiveness of Tenaris's Italian seamless pipe operations by reducing its energy costs and securing a reliable source of power. Construction of the plant is expected to begin following receipt of final regulatory approvals and be completed over a period of 24 months.
    Tenaris is a leading global manufacturer of seamless steel pipes and provider of pipe handling, stocking and distribution services to the oil and gas, energy and mechanical industries as well as a leading regional supplier of welded steel pipes for gas pipelines in South America. Domiciled in Luxembourg, we have pipe manufacturing facilities in Argentina, Brazil, Canada, Italy, Japan, Mexico, Romania and Venezuela and a network of customer service centers present in over 20 countries worldwide.

    CONTACT: Tenaris
             Nigel Worsnop, 888-300-5432 (USA)
             www.tenaris.com